TASEKO'S GIBRALTAR MINE WINS AWARD FOR

OUTSTANDING ACHIEVEMENT IN MINE RECLAMATION

& INDIGENOUS COLLABORATION

September 24, 2020 - Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") is pleased to announce that its Gibraltar Mine has been awarded the prestigious Jake McDonald Annual Award for Metal Mine Reclamation from the British Columbia Technical and Research Committee on Reclamation ("TRCR").

TRCR's annual BC Mine Reclamation Awards, which recognizes outstanding achievement in mine reclamation in British Columbia, was held on September 23rd, 2020.

Russell Hallbauer, CEO and Director of Taseko, commented, "What a great honour for our employees.  Gibraltar has been operating for nearly 50 years, generating opportunity for people and economic benefit for communities in the Cariboo.  The efforts of our Gibraltar employees continue to be rewarded by achievements like this high profile award.  It is gratifying to see their talent and ingenuity being recognized at the highest levels.  Gibraltar is proof of mining sustainability in action."

"We would specifically like to acknowledge the local Xatśūll First Nations and the North Shuswap Tribal Council Fisheries Department for their partnership and traditional knowledge in the annual Fraser River Salmon Sampling Program. As well as a thank you to the Xatśūll First Nations reclamation crew, whose participation has contributed to the success of Gibraltar's reclamation program."

Stuart McDonald, President of Taseko added, "The Jake McDonald Award is the top mine reclamation award in British Columbia, a province that has a large mining industry. This achievement reflects the hard work of many talented people and we are honoured to have been chosen as this year's recipient.  The award adds to our track record of achievement which includes other recognition awards for employee safety and community service."

Xatśūll First Nations Chief Sheri Sellars commented, "I am proud of the work Xatśūll First Nation community members have done in partnership with Taseko-Gibraltar. The fish-sampling program and the reclamation work have been award-winning successes. Our members have also benefitted from employment opportunities and educational initiatives which stem from our relationship with Gibraltar."

Gibraltar's Reclamation Research Programs

The aim of Gibraltar's reclamation research program is continual improvement by identifying and introducing leading-edge ideas within the field of environmental science in mine reclamation.  With this goal in mind, projects at Gibraltar include:

  sampling of salmon from the Fraser River in partnerships with the Xatśūll First Nations and the North Shuswap Tribal Council to provide information to local Indigenous communities regarding the safety of consuming salmon captured at traditional fishing sites studying and utilizing innovative technologies to determine how reclamation activities promote the development and recovery of biological communities;
  supporting BCIT, SFU, and Mitacs master's students in a trial research program to expedite the development of soil microbial crust, specifically at the tailings storage facility.

For further information on Gibraltar's environmental and reclamation program, please visit tasekomines.com/esg/environment and watch the video titled "Realizing Collective Potential in Mining Reclamation".

About British Columbia Technical and Research Committee on Reclamation

The British Columbia Technical and Research Committee on Reclamation originated in the early 1970's.  The committee is a joint government-industry initiative dedicated to environmental protection and reclamation associated with mining.  Membership includes individuals drawn from the Ministry of Energy, Mines and Petroleum Resources, the Ministry of Environment, universities, colleges and industry associations.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer

Chief Executive Officer and Director

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
  uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.